UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 27, 2020

Commission File Number: 001-35053

INTERXION HOLDING N.V.

(Translation of registrant’s name into English)

Scorpius 30, 2132 LR Hoofddorp, The Netherlands, +31 20 880 7600

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

InterXion Holding N.V., a Dutch public limited liability company (naamloze vennootschap) organized under the Laws of the Netherlands (the “Company”), previously entered into a purchase agreement, dated as of October 29, 2019, as amended on January 23, 2020 (as it may be further amended or supplemented from time to time, the “Purchase Agreement”), by and among the Company, Digital Realty Trust, Inc., a Maryland corporation (“DLR”) and Digital Intrepid Holding B.V. (formerly known as DN 39J 7A B.V.), a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the Laws of the Netherlands (“Buyer”), pursuant to which Buyer has commenced an offer to exchange (the “Offer”) each outstanding ordinary share of the Company, par value €0.10 per share, validly tendered and not properly withdrawn pursuant to the Offer for the right to receive 0.7067 shares of DLR common stock, par value $0.01 per share.

On February 27, 2020, the Company held an Extraordinary General Meeting of Shareholders (the “EGM”). On the same day, the Company issued a press release announcing that the Company’s shareholders voted to approve all proposals related to the Offer at the EGM. The press release is attached as Exhibit 99.1 hereto and is incorporated by reference herein. The proposals submitted to a vote by the shareholders at the EGM had the following results (whereby each of the capitalized terms has the meaning given to it in the Purchase Agreement, unless the context dictates otherwise):

PROPOSAL 1—APPROVAL OF LEGAL MERGER

The Legal Merger, in accordance with the Legal Merger Proposal, was approved by vote of the shareholders as follows:

Aggregate Vote	For	Against	Abstain
59,069,042	54,099,351	4,864,348	105,343

PROPOSAL 2—APPROVAL OF LEGAL DEMERGER

The Legal Demerger, in accordance with the Legal Demerger Proposal, was approved by vote of the shareholders as follows:

Aggregate Vote	For	Against	Abstain
59,069,043	54,054,642	4,918,453	95,948

PROPOSAL 3—APPROVAL OF ASSET SALE AND POST-DEMERGER SHARE SALE

The Asset Sale and Post-Demerger Share Sale were both approved by vote of the shareholders as follows:

Aggregate Vote	For	Against	Abstain
59,069,042	54,054,141	4,918,453	96,448

PROPOSAL 4—APPROVAL OF LIQUIDIATION OF THE COMPANY

Shareholders approved the (i) dissolution of the Company, (ii) appointment of Stichting Vereffening InterXion as the Liquidator and the reimbursement of the Liquidator’s reasonable salary and costs, and (iii) appointment of Intrepid Midco B.V., an affiliate of Buyer, as the custodian of the books and records of the Company in accordance with Section 2:24 of the Dutch Civil Code by vote of the shareholders as follows:

Aggregate Vote	For	Against	Abstain
59,069,043	54,056,617	4,916,428	95,998

PROPOSAL 5—GRANT THE COMPANY BOARD FULL AND FINAL DISCHARGE

The grant of full and final discharge to each member of the Company Board for their acts of management or supervision, as applicable, up to the date of the EGM was approved by vote of the shareholders as follows:

Aggregate Vote	For	Against	Abstain
59,069,041	54,658,989	3,747,861	662,191

PROPOSAL 6—APPROVAL OF THE CONVERSION OF THE COMPANY AND AN AMENDMENT OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

The proposed conversion into a private company with limited liability (een besloten vennootschap met beperkte aansprakelijkheid) and amendment of the articles of association of the Company and the authorization of each lawyer, paralegal and (prospective) civil law notary at De Brauw Blackstone Westbroek N.V. in Amsterdam, to execute the deed of conversion and amendment of the articles of association of the Company was approved by vote of the shareholders as follows:

Aggregate Vote	For	Against	Abstain
59,069,042	54,085,589	4,932,030	51,423

PROPOSAL 7—APPOINTMENT OF EXECUTIVE AND NON-EXECUTIVE DIRECTORS

The appointment of each of the following nominees: (i) Jeff Tapley, as executive director, and (ii) Andrew P. Power, (iii) Gregory S. Wright and (iv) Joshua A. Mills, as non-executive directors to the Company Board to replace the resigning directors of the Company Board was approved by vote of the shareholders as follows:

Aggregate Vote	For	Against	Abstain
59,069,041	52,592,943	6,389,546	86,552

This Report on Form 6-K is incorporated by reference into (i) the Registration Statement on Form S-8 of the Registrant originally filed with the Securities and Exchange Commission on June 23, 2011 (File No. 333-175099), (ii) the Registration Statement on Form S-8 of the Registrant originally filed with the Securities and Exchange Commission on June 2, 2014 (File No. 333-196447), (iii) the Registration Statement on Form S-8 of the Registrant originally filed with the Securities and Exchange Commission on May 31, 2017 (File No. 333-218364) and (iv) the Registration Statement on Form F-3 of the Registrant originally filed with the Securities and Exchange Commission on June 25, 2019 (File No. 333-232331).

Exhibit

99.1	Press Release issued by InterXion Holding N.V., dated February 27, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERXION HOLDING N.V.

By:	/s/ David C. Ruberg
Name:	David C. Ruberg
Title:	Chief Executive Officer

Date: February 27, 2020